Gulf Resources, Inc.
99 Wengchang Road, Chenming Industrial Park,
Shouguang City, Shandong, China 262714

June 8, 2012
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Gulf Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 7, 2012
Response dated May 15, 2012
File No. 1-34499

Dear Mr. O’Brien:

Gulf Resources, Inc. (“we” or the “Company”) is submitting this correspondence via Edgar in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on May 31, 2012 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded the comment set forth in this Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

1.
It does not appear that you disclosed in your fiscal year 2011 Form 10-K that you are restricted from accessing the U.S. public markets until you provide the required Schedule I audited data for three fiscal years and that your filing is considered to be materially deficient. Please revise your disclosure in an amendment to your fiscal year 2011 Form 10-K to fully disclose this restriction, including the potential implications to your business and consolidated financial statements. In addition, please confirm that you will include the requested disclosure regarding unresolved staff comments in your fiscal year 2012 Form 10-K to the extent that you have not provided Schedule I audited data for three fiscal years.

Response to Comment 1:

We acknowledge the Staff’s comments and will revise our disclosure in an amendment to our fiscal year 2011 Form 10-K to fully disclose the inability to provide the required Schedule I audited data for fiscal years 2010 and 2009 and the material deficiency and restriction to consummate a registration statement with the Commission until the deficiency is resolved under Item 1B. The revised disclosure we intend to include in our 2011 Form 10-K in response to this comment is as follows:

“Item 1B. Unresolved Staff Comments.

Although disclosure is not required under this Item 1B because we do not have unresolved comments received from the staff of the Securities and Exchange Commission Division of Corporation Finance (the “SEC”) not less than 180 days before the end of our fiscal year, we did receive comment letters from the staff dated July 15, 2011, October 5, 2011, December 1, 2011, January 13, 2012, February 21, 2012 and March 3, 2012 regarding our Annual Report on Form 10-K for the year ended December 31, 2010. Except for an unresolved staff comment detailed hereunder, we have filed with the SEC responses to these comment letters and incorporated into our subsequent periodic filings with the SEC additional disclosures that we believe are responsive to the SEC’s comments.

The unresolved staff comment relates to our inclusion of unaudited data for fiscal years 2010 and 2009 in the Schedule I (Parent Only Financial Information) to our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2011. Our former independent accountants, who performed the audits of our financial statements for the fiscal years 2010 and 2009, informed us that they will not be able to provide a revised audit report to include  audited data in the Schedule I for the fiscal years 2010 and 2009; accordingly, the Schedule I only includes audited data for fiscal year ended December 31, 2011 as per the audit work of our current independent accountant, and includes unaudited data for fiscal years 2010 and 2009.  As we have not included the required Schedule I audited data for 2010 and 2009 because we cannot obtain this information without unreasonable cost and expense, the SEC staff has informed us that we are restricted from assessing the U.S. public markets and that we will be unable to attain the effectiveness of any registration statement filed  with the Commission under the Securities Act of 1933 until such deficiency is resolved. We anticipate that such material deficiency will be resolved within a two-year period when the Schedule I audited data for three fiscal years are available pursuant to the audit work of our current independent accountant.  We believe that the pending resolution of this comment will not have a material impact on our business or financial condition.”

“Item 9A. Controls and Procedures.
Management’s Report on Internal Control over Financial Reporting

The material deficiency on our disclosure controls and procedures as of December 31, 2011 were as follows:

•	We are unable to provide the required Schedule I parent only financial statement audited data for fiscal years 2009 and 2010 as mentioned in Part I, Item 1B – Unresolved Staff Comments.

We anticipate that such material deficiency will be resolved within a two-year period when the Schedule I audited data for three fiscal years are available pursuant to the audit work of our current independent accountant.”

We also confirm that we will include the requested disclosure regarding unresolved staff comments in our fiscal year 2012 Form 10-K to the extent that we have not provided Schedule I audited data for three fiscal years at that time.

Form 10-Q for Fiscal Quarter Ended March 31, 2012
Item 4. Controls and Procedures, page 30

2.
We note your disclosure that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-Q. It is unclear how your CEO and CFO arrived at this conclusion in light of the fact that your fiscal year 2011 Form 10-K is materially deficient because you have not provide the required Schedule I audited data for three fiscal years. Further, this material deficiency was not corrected as of March 31, 2012. Please advise or amend your Form 10-Q to revise your conclusion along with an explanation for the revised conclusion.

Response to Comment 2:

We acknowledge the Staff’s comments and will revise our disclosure in an amendment to our fiscal quarter ended March 31, 2012 Form 10-Q under Item 4 Control and Procedures of Part I to disclose the material deficiency and restriction to consummate a registration statement with the Commission due to the inability to provide the required Schedule I audited data for fiscal years 2009 and 2010. The revised disclosures we intended to include in our fiscal quarter ended March 31, 2012 Form 10-Q in response to this comment is as follows:

“Item 4. Controls and Procedures.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Form 10-Q. The material deficiency on our disclosure controls and procedures as of March 31, 2012 were as follows:

•
We are unable to provide the required Schedule I parent only financial statement audited data for fiscal years 2009 and 2010 to be included in our annual report on Form 10-K for the year ended December 31, 2011.

We anticipate that such material deficiency will be resolved within a two-year period when the Schedule I audited data for three fiscal years are available pursuant to the audit work of our current independent accountant.”

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mrs. Tahra Wright, Esq. our U.S. legal counsel at (212) 407-4122.

Sincerely,

Gulf Resources, Inc.

By: /s/ Min Li
Name: Min Li
Title:   Chief Financial Officer

c.c. Mitchell S. Nussbaum, Esq.

       Frank J. Marinaro, Esq.

       Tahra T. Wright, Esq.